UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G
                     (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.   2  )*

Communication Intelligence Corp.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

20338000
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 20, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

-     Rule 13d-1(b)
X     Rule 13d-1(c)
-     Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 10 Pages)
1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)
                       Elliott Associates, L.P., a Delaware
           Limited Partnership

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  X
      (b)  -

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

           1,471,869

6.    SHARED VOTING POWER

                       0

7.    SOLE DISPOSITIVE POWER

           1,471,869

8.    SHARED DISPOSITIVE POWER

           0

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           1,471,869

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*    -

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           .0213%

12.   TYPE OF REPORTING PERSON*

           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.
1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)
                       Westgate International, L.P., a Cayman
           Islands Limited Partnership

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  X
      (b)  -

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.    SOLE VOTING POWER

           0

6.    SHARED VOTING POWER

                       1,446,538

7.    SOLE DISPOSITIVE POWER

           0

8.    SHARED DISPOSITIVE POWER

           1,446,538

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           1,446,538

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           .0210%

12.   TYPE OF REPORTING PERSON*

           PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.
1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)
                       Martley International, Inc., a
           Delaware corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  X
      (b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.    SOLE VOTING POWER

           0

6.    SHARED VOTING POWER

                       1,446,538

7.    SOLE DISPOSITIVE POWER

           0

8.    SHARED DISPOSITIVE POWER

           1,446,538

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           1,446,538

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           .0210%

12.   TYPE OF REPORTING PERSON*

           CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a). Name of Issuer:

           Communication Intelligence Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

           275 Shoreline Drive, 6th Floor
           Suite 520
           Redwood Shores, CA 94065

Item 2(a). Name of Person Filing:

      The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley") (the Reporting Persons). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

ELLIOTT

           The business address of Elliott is 712 Fifth
      Avenue, 36th Floor, New York, New York 10019.

SINGER

           The business address of Singer is 712 Fifth Avenue,
      36th Floor, New York, New York 10019.

BRAXTON LP

           The business address of Braxton LP is 712 Fifth
      Avenue, 36th Floor, New York, New York 10019.

WESTGATE

           The business address of Westgate is Westgate
      International, L.P., c/o Midland Bank Trust Corporation
      (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
      Cayman, Cayman Islands, British West Indies.

HAMBLEDON

           The business address of Hambledon is
      Hambledon, Inc., c/o Midland Bank Trust Corporation
      (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
      Cayman, Cayman Islands, British West Indies.

MARTLEY

           The business address of Martley is 712 Fifth Avenue,
      36th Floor, New York, New York 10019.

Item 2(c). Citizenship:

           Elliott is a limited partnership formed under the laws of Delaware.

           Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

           Martley is a corporation formed under the laws of Delaware.

Item 2(d). Title of Class of Securities

           Common Stock, $.01 par value (the "Common Stock")

Item 2(e). CUSIP Number: 20338000

Item 3.    If This Statement is Filed Pursuant to Rule 13d-
           1(b), or 13d-2(b) or (c), Check Whether the Person
           Filing is a:

           (a)        Broker or dealer registered under
           Section 15 of the Exchange Act.

           (b)        Bank as defined in Section 3(a)(6) of
           the Exchange Act.

           (c)        Insurance company defined in Section
           3(a)(19) of the Exchange Act.

           (d)        Investment company registered under
           Section 8 of the Investment Company Act.

           (e)        An investment adviser in accordance
           with Rule 13d-1(b)(1)(ii)(E).

           (f)        An employee benefit plan or endowment
           fund in accordance with Rule 13d-1(b)(1)(ii)(F).

           (g)        A parent holding company or control
           person in accordance with Rule 13d-1(b)(1)(ii)(G).

           (h)        A savings association as defined in
           Section 3(b) of the Federal Deposit Insurance Act.

           (i)        A church plan that is excluded from the
           definition of an investment company under Section
           3(c)(14) of the Investment Company Act;

           (j)        Group, in accordance with Rule
           13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box X

Item 4.    Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            Elliott owns outright 1,359,869 shares of Common
            Stock. In addition, Elliott owns warrants to purchase 112,000 shares of Common Stock.

            Westgate and Martley together own outright
            1,368,538 shares of Common Stock.  In addition,
            Westgate and Martley together own warrants to purchase 78,000 shares of Common Stock.

      (b)   Percent of class:

            Elliott's beneficial ownership of 1,471,869 shares of Common Stock constitutes .0213% of all of the outstanding shares of Common Stock.

            Westgate and Martley's aggregate beneficial ownership of 1,446,538 shares of Common Stock, constitutes .0210% of all of the outstanding shares of Common Stock.

      (c)   Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote

                       Elliott has sole power to vote or
            direct the vote of 1,471,869 shares of Common
            Stock.

            (ii)  Shared power to vote or to direct the vote

               Westgate and Martley together have shared power
            to vote or direct the vote of 1,446,538 shares of Common Stock.

            (iii)  Sole power to dispose or to direct the
            disposition of

                       Elliott has sole power to dispose or
            direct the disposition of 1,471,869 shares of Common Stock.

            (iv) Shared power to dispose or to direct the disposition of

                       Westgate and Martley together have
            shared power to dispose or direct the disposition of 1,446,538 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.     Ownership of More than Five Percent on Behalf of
            Anther Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: December 01, 1998    ELLIOTT ASSOCIATES, L.P.


                            By:/s/ Paul E. Singer
                                  Paul E. Singer
                                  General Partner


                            WESTGATE INTERNATIONAL, L.P.

                            By:   Martley International,
                                        Inc.,
                                  as Investment Manager


                            By:/s/ Paul E. Singer
                                  Paul E. Singer
                                  President


                            MARTLEY INTERNATIONAL, INC.


                            By:/s/ Paul E. Singer
                                  Paul E. Singer
                                  President
                         EXHIBIT A

                  JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on
Schedule 13G with respect to the Common Stock of Communication Intelligence Corp. dated December 1, 1998 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: December 01, 1998    ELLIOTT ASSOCIATES, L.P.


                            By:/s/ Paul E. Singer
                                  Paul E. Singer
                                  General Partner


                            WESTGATE INTERNATIONAL, L.P.

                            By:   Martley International,
                                         Inc.,
                                  as Investment Manager


                            By:/s/ Paul E. Singer
                                  Paul E. Singer
                                  President


                            MARTLEY INTERNATIONAL, INC.


                            By:/s/ Paul E. Singer
                                  Paul E. Singer
                                  President